© 2022 Greystone & Co. II LLC. Confidential. All rights reserved. ISSUER FREE WRITING PROSPECTUS DATED December 21, 2022 FILED PURSUANT TO RULE 433 REGISTRATION NO. 333-259203 & REGISTRATION NO. 333-259207 Preferred Series A-1 and Series B Unit Offerings

Important Information Forward-Looking Statements This presentation incorporates information from two prospectuses each dated April 15, 2022, filed by Greystone Housing Impact Investors LP (formerly America First Multifamily Investors, L.P.; the "Partnership") with the Securities and Exchange Commission for the offerings to which this communication relates (the “Prospectus” or “prospectuses”) and contains forward-looking statements. All statements in this document other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors” beginning on page 24 of each Prospectus and page 14 of our Annual Report on Form 10-K for the year ended December 31, 2021 and page 91 of our Quarterly Report on Form 10-Q for the period ended September 30, 2022. These forward-looking statements are subject to various risks and uncertainties and Greystone Housing Impact Investors LP expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Disclosure Regarding Non-GAAP Measures This document refers to certain financial measures that are identified as non-GAAP. The Partnership believes that these non-GAAP measures are helpful to investors because they are the key information used by management to analyze the Partnership’s operations. This information should not be considered in isolation or as a substitute for the related GAAP measures. A reconciliation of Non-GAAP measures to the most comparable GAAP measures can be found in Addendum C of this presentation.

Important Notices Free Writing Prospectus Statement Greystone Housing Impact Investors LP (“we,” “us,” “our,” or the “Partnership”) has filed two registration statements on Form S-3 and a post-effective amendment no.1 to each Form S-3 (collectively, the “Registration Statements”) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. The original registration statements on Form S-3 were both declared effective by the SEC on September 9, 2021, and the post-effective amendments no.1 to both Forms S-3, which contain the current prospectuses, were declared effective by the sec on April 13, 2022. Before you invest, you should read the prospectus in each Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Partnership will arrange to send you the prospectus if you request them by calling (855) 428-2951. Additional Disclosures There is no guarantee that any specific outcome will be achieved in connection with your investment in the Partnership. An investment in our Series A-1 Preferred Units or Series B Preferred Units involves risks. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information in the “Risk Factors” section of each prospectus included in the post-effective amendments no.1 to the Registration Statements, which was declared effective by the SEC on April 13, 2022.

Preferred Units – Performance Summary Investment Thesis: To provide US depository institutions with an investment likely to receive positive Community Reinvestment Act (“CRA”) consideration, while generating income, distributing cash and providing an allocation of investment capital to specific Community Development Investments (“CDI”), while reducing risk through portfolio diversification and seniority within the fund capital stack. Preferred Series A Unit Performance Summary: $124.5 million of Preferred Capital allocated between Q1 2016 – Q3 2022 $94.5 million of Series A Preferred where five Investors made nine separate rounds of investment $30 million of Series A Preferred Units exchanged for Series A-1 Preferred Units to date and allocated to new CRA eligible investments All Preferred Unit distributions have been made in full and on time CRA allocations managed across multiple allocation requests while ensuring no allocation overlap From the initial Preferred Unit Investment in Q1 2016 through Q3 2022*, the Partnership provided financing: For 47 additional Community Development Investments In 10 states and 28 different counties Representing 7,056 Total Units *Please see Addendum B: Community Development Investments Q1 2016 – Q3 2022

Greystone Housing Impact Investors LP Partnership Details as of September 30, 2022 Symbol (NYSE) GHI Most recent quarterly distribution* $0.57 BUC price (common) $17.28 Units outstanding 22,017,915 Market capitalization $380.5 million 52-week range of BUC price $16.53 - $20.85 Total assets $1.45 billion Ratio of debt to total assets at par and cost 70% Greystone Housing Impact Investors LP (NYSE:GHI) (formerly America First Multifamily Investors, L.P.; the "Partnership") was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the initial purpose of acquiring, holding, selling and otherwise dealing with a portfolio of mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties.   We expect and believe the interest received on our mortgage revenue bonds is excludable from gross income for Federal income tax purposes. We may also make other investments in accordance with the Second Amended and Restated Agreement of Limited Partnership dated December 5, 2022. The majority of the Partnership’s invested assets will be CRA-eligible investments, as determined by its General Partner. * The distribution consisted of a regular quarterly distribution of $0.37 per BUC plus a supplemental distribution payable in the form of additional BUCs equal in value to $0.20 per BUC. The supplemental distribution was paid at a ratio of 0.01044 BUCs for each issued and outstanding BUC as of the record date.

The Partnership – Illustrative Structure The Partnership was formed for the primary purpose of acquiring, holding, selling, and managing a portfolio of mortgage revenue bonds issued to provide construction and/or permanent financing of multifamily residential properties. $1.45 billion portfolio generates primarily interest and amortization for the Partnership. The Partnership pays management fees and operating expenses. The Partnership uses prudent levels of leverage to optimize fund returns. the Partnership is approximately 70% levered, of which 27% of debt is fixed rate on fixed rate assets, 39% is variable rate debt on variable rate assets and 11% is hedged variable rate debt on fixed rate assets, leaving just 23% of variable rate debt on fixed rate assets. Preferred Units are senior in distribution & liquidation to the General Partner and BUC capital. The Preferred Units receive CRA allocation to specific requested Community Development Investments. $380.5 million of market cap equity as beneficial unit certificates (BUCs) listed on the NYSE. Holders receive quarterly distributions.

Series A/A-1 & B Preferred Unit Overview All Preferred Series Individual asset level allocation of capital for CRA purposes Annual CRA Majority of Assets Certification Pays quarterly cash distribution No fees Senior to the Beneficial Unit Certificates (“BUCs”) – Market Capitalization as of September 30, 2022 was $380.5 million Diversified $1.45 Billion portfolio as of September 30, 2022 Series A/A-1 Preferred Units Senior to Series B and BUCs 6 years to investor optional redemption 3% fixed rate Issuance limited to 3:1 ratio with BUCs:Series A/A-1 Series B Preferred Units Senior to BUCs 8 years to investor optional redemption 3.4% fixed rate Issuance limited to 2:1 ratio with BUCs:Series A/A-1/B

Allocable Community Development Investments States with Allocable Community Development Investments As of September 30, 2022 the Partnership has over $964 million of Community Development Investments available for allocation to Preferred Unit holders. STATE CDI Available for Allocation CA 173,938,545 CO 57,330,000 FL 31,648,439 GA 34,758,271 IL 7,351,468 IN 5,220,000 LA 11,500,000 MN 164,223,896 MS 6,900,000 NC 10,315,000 NM 24,900,000 SC 71,652,000 TN 11,581,925 TX 342,920,520 WA 9,850,000 TOTAL $964,090,064

Preferred Units Distribution Coverage Ratio

- The Partnership believes that Net Income and Cash Available for Distribution ("CAD") provides relevant information about the Partnership's operations and is necessary for understanding its operating results.
- The Partnership's Net Income and CAD over the last six years has generated significant coverage for the distributions to the Series A Preferred Unit holders and shown strong earnings through market cycles.

						Series A/A-1 Preferred Units Distribution Coverage Ratio			Series B Preferred Units Distribution Coverage Ratio	
Year	Net Income ($US)	CAD[1]	Preferred Units Distribution & Accretion	Full Cad[2]	Series A/A-1 Preferred Units Distribution[3]	Net Income	CAD	Series B Preferred Units Distribution[4]	Net Income[5]	CAD[6]
2016	23,784,507	30,204,080	583,407	30,787,487	3,885,000	6.1X	7.9X	2,397,000	8.3X	11.2X
2017	30,591,198	36,098,781	1,982,538	38,081,319	3,885,000	7.9X	9.8X	2,397,000	11.1X	14.3X
2018	41,139,529	43,567,768	2,871,050	46,438,818	3,885,000	10.6X	12.0X	2,397,000	15.5X	17.8X
2019	30,492,151	34,388,377	2,871,051	37,259,428	3,885,000	7.8X	9.6X	2,397,000	11.1X	13.9X
2020	7,208,828	15,766,220	2,871,051	18,637,271	3,885,000	1.9X	4.8X	2,397,000	1.4X	6.2X
2021	38,099,488	39,666,322	2,871,051	42,537,373	3,885,000	9.8X	10.9X	2,397,000	14.3X	16.1X
Through 3Q22	62,387,292	50,079,364	2,150,734	52,230,098	2,913,750	21.4X	17.9X	1,797,750	33.1X	27.4X
					Three Year Average (2019-2021)	6.5X	8.4X		8.9X	12.1X
					Five Year Average (2017-2021)	7.6X	9.4X		10.7X	13.6X

Assumptions:

1. Please see Addendum C: Cash Available for Distribution Calculations for a reconciliation of CAD to its most directly comparable GAAP measure.
2. Full CAD calculated by adding back Preferred Unit Distributions & Accretion to CAD
3. Assumes $94,500,000 of Series A Preferred Units and an additional $35,000,000 of Series A-1 Preferred Units as if outstanding over entire period reviewed.
4. Assumes Full 2:1 Issuance Cap $70,500,000 of Series B Preferred Units as if outstanding over entire period reviewed.
5. (Net Income less Series A/A-1 Distribution)/Series B Distribution
6. (Full CAD Less Series A/A-1 Distribution)/Series B Distribution

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Interest Rate Sensitivity Analysis The management team seeks the optimization of Fixed versus Variable rate leverage based upon the current and projected interest rate market. The sensitivity analysis represents the change over the next 12 months assuming an immediate shift in rates and management does not adjust its strategy in response. The seniority of the Preferred Units further reduces impact from changes in interest rates. Description -25 bps +50 bps +100 bps +150 bps +200 bps Tender Option Bond debt financing $1,151,060 ($2,302,120) ($4,604,241) ($6,906,361) ($9,208,482) Tax Exempt Bond Securitization debt financing 126,193 (252,385) (504,771) (757,156) (1,009,542) Other investment financings (15,694) 31,387 62,774 94,162 125,549 Variable rate investments (953,487) 1,906,973 3,813,947 5,720,920 7,627,893 Total $308,072 ($616,145) ($1,232,291) ($1,848,435) ($2,464,582) Please Note: The interest rate sensitivity table above (the “Table”) represents the change in interest income from investments, net of interest on debt and settlement payments for interest rate derivatives over the next twelve months, assuming an immediate parallel shift in the LIBOR yield curve and the resulting implied forward rates are realized as a component of this shift in the curve. Assumptions include anticipated interest rates, relationships between interest rate indices and outstanding investments, liabilities and interest rate derivative positions. No assurance can be made that the assumptions included in the Table presented herein will occur or that other events will not occur that will affect the outcomes of the analysis. Furthermore, the results included in the Table assume the Partnership does not act to change its sensitivity to the movement in interest rates. As the above information incorporates only those material positions or exposures that existed as of September 30, 2022, it does not consider those exposures or positions that could arise after that date. The ultimate economic impact of these market risks will depend on the exposures that arise during the period, our risk mitigation strategies at that time and the overall business and economic environment.

Community Development Investments

- The Partnership has over $964 million in Community Development Investments ("CDI") available for allocation as of September 30, 2022
- The majority of the Partnership invested assets are eligible CDIs under the Community Reinvestment Act ("CRA")
  - CRA Majority of Invested Assets Certification provided at close.
  - Annual CRA Majority of Invested Assets Certification provided thereafter.
- The General Partner determines CDI's where the majority of underlying units are restricted to those earning up to 80% of Area Median Income ("AMI")
  - Low Income Housing Tax Credit multifamily housing.
  - 501(c)(3) Income Restricted multifamily housing.
- A Preferred Unit investment has CDI specific allocations while also providing diversified risk across a portfolio
  - Equity allocated to specific CDI(s) for reporting purposes.
  - Strict control of CRA allocations to ensure no overlap.
  - Fund portfolio spreads economic risk
- Regulatory approval received by Preferred Unit Investors



Bruton Apartments Dallas, TX	Seasons At Simi Valley Simi Valley, CA	Vineyard Gardens Apartments Oxnard, CA
$18.14 Million Senior Bond 100% @ 60% AMI	**$4.4 Million** Senior Bond 40% @ 40% & 60% @ 50% AMI	**$4.0 Million** Senior Bond 100% @ 50% AMI

Illustrative transactions

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APPENDIX

The Management Team We approach multifamily real estate as long-term owners and managers. Based in Omaha, Nebraska, the core team of real estate professionals executes the Partnership’s fundamental long-term strategy. Our in-depth knowledge of the industry, from development to property management, combined with our proven and verifiable track record of success, is a testament of the commitment and dedication we bring to each property. The General Partner that manages the Partnership’s operations is a wholly owned subsidiary of Greystone. Key features of each of our real estate investments includes: Preservation of capital. Predictable current cash distributions/yields. Potential for enhanced yield/capital appreciation. Expertise Multifamily Ownership Affordable Housing Seniors and Skilled Nursing Facilities Multifamily Property Management Student Housing

Greystone #11 FHA Multifamily & Healthcare Lender Top 10 Fannie Mae DUS® & Freddie Mac Optigo® Lender #2 Fannie Mae DUS ® & Freddie Mac Optigo® Small Loan Lender $18.3B Loan Originations in 2021 $84.1B2 Total Loan Servicing Portfolio COMPANY STRUCTURE Loan Servicing and Asset Management Real Estate Finance Structured Finance Investment Sales Affiliated Businesses Affordable Housing Development Property Development Acquisition and Management of Multifamily and Healthcare Properties Public Institutions Real Estate Advisory Based upon combined originations for HUD’s 2021 fiscal year by Greystone Servicing Company LLC and Greystone Funding Company LLC Primary and Special Servicing combined

Summary of Terms: Series A-1 Preferred Units ISSUER Greystone Housing Impact Investors LP, a Delaware limited partnership. (NYSE: GHI) SECURITIES OFFERED Up to 3,500,000 Series A-1 Preferred Units, representing limited partnership interests in the Partnership, subject to 3:1 issuance test ratio of BUC’s to aggregate Series A/A-1 Preferred Units. RATE 3.0% Fixed rate, non-cumulative distribution paid quarterly. DISTRIBUTION AND LIQUIDATION PREFERENCE Senior to BUCs and on parity with the Series A Preferred Units INVESTOR OPTIONAL REDEMPTION Can put all, or in part, at par plus any accrued and unpaid distribution: Upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter; If the ratio between the BUCs market capitalization and aggregate Series A/A-1 Preferred Units falls below 1:1 for 15 consecutive business days. ISSUER OPTIONS Issuer has the option to call all, or in part, upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter. INVESTED ASSETS The Partnership represents that the majority of its invested assets, as determined by its General Partner, will be CRA-eligible investments. RIGHTS Non-voting, non-convertible, no registration rights. CRA ALLOCATION Community Development Investment Specific Allocation with Portfolio Diversification FUND CRA CRA Certificate of Majority of Invested Assets at close, annually thereafter FEES None

Summary of Terms: Series B Preferred Units ISSUER Greystone Housing Impact Investors LP, a Delaware limited partnership. (NYSE:GHI) SECURITIES OFFERED Up to 10,000,000 Series B Preferred Units, representing limited partnership interests in the Partnership, subject to 2:1 issuance test ratio of BUC’s to aggregate all series of Preferred Units. RATE 3.4% Fixed rate, non-cumulative distribution paid quarterly. DISTRIBUTION AND LIQUIDATION PREFERENCE Senior to BUCs and junior to the Series A/A-1 Preferred Units INVESTOR OPTIONAL REDEMPTION Can put all, or in part, at par plus any accrued and unpaid distribution: Upon the eighth (8th)anniversary of the initial investment and each anniversary thereafter; If the ratio between the BUCs market capitalization and aggregate Series A/A-1 Preferred Units falls below 1:1 for 15 consecutive business days. ISSUER OPTIONS Issuer has the option to call all, or in part, upon the eighth (8th) anniversary of the initial investment and each anniversary thereafter. INVESTED ASSETS The Partnership represents that the majority of its invested assets, as determined by its General Partner, will be CRA-eligible investments. RIGHTS Non-voting, non-convertible, no registration rights. CRA ALLOCATION Community Development Investment Specific Allocation with Portfolio Diversification FUND CRA CRA Certificate of Majority of Invested Assets at close, annually thereafter FEES None

Addendum A Greystone Housing Impact Investors LP – Ownership Diagram Beneficial Unit Certificates (“BUCs”) represent Limited Partnership Interests in Greystone Housing Impact Investors LP that are credited to the initial Limited Partner and whose rights are irrevocably assigned to the BUC Holders. Greystone AF Manager LLC America First Capital Associates, L.P. Two (“AFCA 2” or the “General Partner) Greystone Housing Impact Investors LP (NYSE: GHI) Limited Partnership Interests Preferred Units Series A, Series A-1 & Series B Greystone AF Holdings LLC Greystone ILP, inc. (The “initial limited partner”) Beneficial Unit Certificate (“BUC”) Holders 100% owned 99% owned Limited Partnership Interests (1) 99.99% owned .01% owned 1% owned Portfolio of Investments

Addendum B

Community Development Investments
Q1 2016 – Q3 2022

Community Development Investment	Project Location	Deal Type	County	State	Units
Companion at Thornhill Apartments	Lexington, SC	Refinance	Lexington	SC	179
Concord at Williamcrest	Houston TX	Acquisition + Rehab	Harris	TX	288
Concord at Gulf Gate	Houston TX	Acquisition + Rehab	Harris	TX	288
Concord at Little York	Houston TX	Acquisition + Rehab	Harris	TX	276
Las Palmas II	Coachella, CA	Acquisition + Rehab	Riverside	CA	81
San Vicente Townhomes	Soledad, CA	Acquisition + Rehab	Monterey	CA	50
Harmony Court	Bakersfield, CA	Acquisition + Rehab	Kern	CA	96
Summerhill	Bakersfield, CA	Acquisition + Rehab	Kern	CA	128
Madera Family	Madera, CA	Acquisition + Rehab	Madera	CA	75
Courtyard	Fullerton, CA	Acquisition + Rehab	Orange	CA	108
Seasons San Juan Capistrano	San Juan Capistrano, CA	Acquisition + Rehab	Orange	CA	112
Seasons Lakewood	Lakewood, CA	Acquisition + Rehab	Los Angeles	CA	85
Oaks at Georgetown	Georgetown, TX	Acquisition + Rehab	Williamson	TX	192
Harmony Terrace	Simi Valley, CA	Acquisition + Rehab	Ventura	CA	136
Avistar at Copperfield	Houston, TX	Acquisition + Rehab	Harris	TX	192
Avistar at Wilcrest	Houston, TX	Acquisition + Rehab	Harris	TX	88
Avistar at Wood Hollow	Austin, TX	Acquisition + Rehab	Travis	TX	409
Montecito at Williams Ranch	Salinas, CA	Acquisition + Rehab	Monterey	CA	132
Village at River's Edge	Columbia, SC	New Construction	Richland	SC	124
Vineyard Gardens	Oxnard, CA	Acquisition + Rehab	Ventura	CA	62
South Pointe	Hanahan, SC	Acquisition + Rehab	Berkeley	SC	256
Rosewood	Goose Creek, SC	Acquisition + Rehab	Berkeley	SC	100
Solano Vista	Vallejo, CA	Acquisition + Rehab	Solano	CA	96

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Addendum B (continued)

Community Development Investments
Q1 2016 – Q3 2022

Community Development Investment	Project Location	Deal Type	County	State	Units
Village at Avalon	Albuquerque, NM	New Construction	Bernalillo	NM	240
Gateway Village	Hillsborough, NC	Acquisition + Rehab	Orange	NC	64
Lynnhaven	Durham, NC	Acquisition + Rehab	Durham	NC	75
Montevista	San Pablo, CA	Acquisition + Rehab	Contra Costa	CA	82
Scharbauer Flats	Midland, TX	New Construction	Midland	TX	300
Oasis at Twin Lakes	Roseville, MN	New Construction	Ramsey	MN	228
Ocotillo Springs	Brawley, CA	New Construction	Imperial	CA	75
CCBA Senior Gardens	San Diego, CA	New Construction	San Diego	CA	45
Centennial Crossings	Centennial, CO	New Construction	Arapahoe	CO	209
Hilltop at Signal Hills	West St Paul, MN	New Construction	Dakota	MN	146
Legacy Commons at Signal Hills	West St Paul, MN	New Construction	Dakota	MN	247
Hope on Broadway	Los Angeles, CA	New Construction	Los Angeles	CA	49
Hope on Avalon	Los Angeles, CA	New Construction	Los Angeles	CA	88
Jackson Manor Apartments	Jackson, MS	Acquisition + Rehab	Hinds	MS	60
Osprey Village	Kissimmee, FL	New Construction	Osceola	FL	383
Willow Place Apartments	McDonough, GA	New Construction	Henry	GA	182
Anaheim & Walnut	Long Beach, CA	Acquisition + Rehab	Los Angeles	CA	88
Residency at the Mayer	Hollywood, CA	Acquisition + Rehab	Los Angeles	CA	79
Lutheran Gardens Apartments	Compton, CA	Acquisition + Rehab	Los Angeles	CA	76
Residency at the Entrepreneur	Hollywood, CA	New Construction	Los Angeles	CA	200
Magnolia Heights	Covington, GA	New Construction	Newton	GA	200

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Addendum B (continued) Community Development Investments Q1 2016 – Q3 2022 Community Development Investment Project Location Deal Type County State Units Poppy Grove I Elk Grove, CA New Construction Sacramento CA 147 Poppy Grove II Elk Grove, CA New Construction Sacramento CA 82 Poppy Grove III Elk Grove, CA New Construction Sacramento CA 158 TOTAL 7,056

Addendum C

Cash Available for Distribution Calculation

The Partnership believes that Cash Available for Distribution ("CAD") provides relevant information about the Partnership's operations and is necessary, along with net income, for understanding its operating results. To calculate CAD, the Partnership begins with net income as computed in accordance with GAAP and adjusts for non-cash expenses consisting of depreciation expense, amortization expense related to deferred financing costs, amortization of premiums and discounts, non-cash interest rate derivative expense or income, provisions for credit and loan losses, impairments on MRBs, governmental issuer loans, Public housing Capital Fund Trust Certificates, real estate assets and property loans, deferred income tax expense (benefit) and restricted unit compensation expense. The Partnership also deducts Tier 2 income allocable to the General Partner as defined in the Partnership Agreement and distributions and accretion for the Preferred Units. Net income is the GAAP measure most comparable to CAD. There is no generally accepted methodology for computing CAD, and the Partnership's computation of CAD may not be comparable to CAD reported by other companies. Although the Partnership considers CAD to be a useful measure of the Partnership's operating performance, CAD is a non-GAAP measure that should not be considered as an alternative to net income calculated in accordance with GAAP, or any other measures of financial performance presented in accordance with GAAP. The following table shows the calculation of CAD (and a reconciliation of the Partnership's net income, as determined in accordance with GAAP, to CAD) for the nine months ended September 30, 2022, and the years ended December 31, 2021, 2020, 2019, 2018, 2017 and 2016.

	Nine Months Ending	For the Years Ended December 31,					
	September 30, 2022	2021	2020	2019	2018	2017	2016
Net Income	$62,387,292	$38,099,488	$7,208,828	$30,492,151	$41,139,529	$30,591,198	$23,784,507
Change in fair value of derivatives	(6,579,280)	(23,214)	(116,899)	499,835	(724,579)	240,091	(17,618)
Depreciation and amortization expense	2,056,512	2,732,922	2,810,073	3,091,417	3,556,265	5,212,859	6,862,530
Provision for credit loss	-	1,856,893	7,318,590	-	-	-	-
Provision for loan loss	-	444,302	911,232	-	-	-	-
Impairment of securities	-	-	-	-	1,141,020	761,960	-
Impairment charge on real estate assets	-	-	25,200	75,000	150,000	-	61,506
Reversal of impairment on securities	(5,712,230)	-	(1,902,979)	-	-	-	-
Reversal of provision for loan loss	(593,000)	-	-	-	-	-	-
Reversal of impairment charge on real estate assets	-	(250,200)	-	-	-	-	-
Amortization of deferred financing costs	1,926,580	1,209,837	1,450,398	1,713,534	1,673,044	2,324,535	1,862,509
Restricted unit compensation expense	919,563	1,277,694	1,017,938	3,636,091	1,822,525	1,615,242	833,142
Deferred income taxes	(49,250)	(89,055)	(105,920)	(149,874)	(242,235)	(400,000)	366,000
Redeemable Preferred Unit distributions and accretion	(2,150,734)	(2,871,051)	(2,871,051)	(2,871,051)	(2,871,050)	(1,982,538)	(583,407)
Tier 2 (Income) Loss allocable to the General Partner	(2,905,748)	(2,649,242)	80,501	(2,018,202)	(2,062,118)	(1,994,518)	(2,858,650)
Recovery of prior credit loss	(39,968)	-	-	-	-	-	-
Bond premium, discount and origination fee amortization, net of cash received	819,627	(72,052)	(59,691)	(80,524)	(14,633)	(270,048)	(106,439)
Total CAD	**$50,079,364**	**$39,666,322**	**$15,766,220**	**$34,388,377**	**$43,567,768**	**$36,098,781**	**$30,204,080**

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